787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

VIA EDGAR

October 8, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	W. R. Berkley Corporation Form 10-K for the Year Ended December 31, 2012 Filed February 28, 2013 File No. 001-15202

Dear Mr. Rosenberg:

On behalf of W. R. Berkley Corporation (“Berkley” or the “Company”), set forth below are Berkley’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated September 11, 2013 to Mr. William R. Berkley, Chairman and Chief Executive Officer of the Company, relating to the Company’s Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”).  For your convenience, we have set forth below the Staff's comments in italics, followed by Berkley’s responses thereto.   As further described below, we propose to include certain enhanced disclosures, commencing with the Company’s Form 10-K for the year ended December 31, 2013 (the “2013 Form 10-K”), with appropriate modifications to reflect the then applicable facts.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Investments, page 52

1.
You have fixed maturity securities of $4.8 billion invested in obligations of state and municipal subdivisions that comprised 33% of your total investment portfolio at December 31, 2012. Please provide us the following information:

•	For special revenue bonds, the nature of the revenue source; and
•
For any state, municipality or political subdivision that comprised 10 percent or more of the total of your investments in obligations of states and political subdivisions, the amortized cost and fair value, and credit rating with and without a financial guarantee by third parties.

As of December 31, 2012, the aggregate carrying value of our special revenue bonds was $2.2 billion.  The revenue sources for these bonds were power (18%), transportation (15%), housing

New York    Washington    Paris    London    Milan    Rome    Frankfurt    Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

Mr. Jim B. Rosenberg
Securities and Exchange Commission
October 8, 2013

(15%), water and sewer (13%), airports (8%), sales tax (7%), universities (6%), special tax (6%) and other (12%).

As of December 31, 2012, no individual state, municipality or political subdivision comprised 10 percent or more of our aggregate investments in obligations of states, municipalities and political subdivisions.

Reinsurance, page 55

2.
Please provide proposed disclosure to be provided in future periodic reports that discusses and quantifies the effect that your ceded reinsurance activities had on financial position, results of operations, and cash flows for the periods presented. Also discuss changes you have made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your financial position, results of operations and cash flows. Describe any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

Please see Appendix A for proposed new disclosures to be included in our Annual Report on Form 10-K, commencing with our 2013 Form 10-K.  As reflected in such appendix, the Company’s existing disclosures in the above referenced reinsurance section will be retained.  There have not been any material changes in the Company’s reinsurance strategies, nor does the Company believe there are any material limitations on its ability to continue to cede future losses consistent with past practice, that warrant disclosure.

(1)  Summary of Significant Accounting Policies
(F) Deferred policy acquisition costs, page 67

3.	Please provide proposed disclosure to be provided in future periodic reports that describes the nature and type of acquisition costs capitalized. Refer to ASC 944-30-50-1.

For the year ended December 31, 2012, the components of our deferred policy acquisition costs were commissions (85%), employment-related costs (9%) and premium taxes (6%).  Deferred employment-related costs are limited to salaries and benefits related to the successful acquisition of a new or renewed insurance contract.

In response to this comment, we will add the following sentence in Note 1(F), Deferred policy acquisition costs to our annual financial statements in our Annual Report on Form 10-K, commencing with our 2013 Form 10-K:  “Deferred policy acquisition costs are comprised

Mr. Jim B. Rosenberg
Securities and Exchange Commission
October 8, 2013

primarily of commissions, as well as employment-related underwriting costs and premium taxes.”

(14)  Reinsurance, page 81

4.
Please provide proposed disclosure to be provided in future periodic reports that describes the general nature of reinsurance transactions, including a description of the significant types of reinsurance agreements executed. If applicable, include in your proposed disclosure the nature and effect of material nonrecurring reinsurance transactions. Refer to Rule 7-03(a)(13)(c) of Regulation S-X.

In response to this comment, we will add the following disclosures to Note 14, Reinsurance in our annual financial statements (changes in italics):

The Company reinsures a portion of its insurance exposures in order to reduce its net liability on individual risks and catastrophe losses.  Reinsurance coverage and retentions vary depending on the line of business, location of the risk and nature of loss.  The Company’s reinsurance purchases include the following:

Property reinsurance treaties - The Company purchases property reinsurance to reduce its exposure to large individual property losses and catastrophe events.

Casualty reinsurance treaties – The Company purchases casualty reinsurance to reduce its exposure to large individual casualty losses, workers’ compensation catastrophe losses and casualty losses involving multiple claimants or insureds.

Facultative reinsurance – The Company also purchases facultative reinsurance on certain individual policies or risks that are in excess of treaty reinsurance capacity.

The Company has not engaged in any material nonrecurring reinsurance transactions and accordingly does not propose to add any further disclosure.

(18) Dividends from Subsidiaries and Statutory Financial Information, page 84

5.	Please provide proposed disclosure to be provided in future periodic reports that includes the following:

The additional disclosures described below will be included in our Annual Report on Form 10-K, commencing with our 2013 Form 10-K.  Please see Appendix B to this letter for a complete revised Note 18, reflecting the below additions.

•	Regarding your disclosures of policyholders’ surplus, revise to explain whether this is the same as statutory capital and surplus as required by ASC 944-505-50-1a;

Mr. Jim B. Rosenberg
Securities and Exchange Commission
October 8, 2013

As requested, in the Company’s future annual financial statements, we will replace “policyholders’ surplus” with “statutory capital and surplus” to clarify our disclosure.

•	A definition of the terms RBC Total Adjusted Capital, RBC Authorized Control Level, RBC Company Action Level;

In the Company’s future annual financial statements, we propose to add the following explanation:  “Total Adjusted Capital is equal to the Company’s statutory capital and surplus excluding capital and surplus derived from the use of permitted practices that differ from statutory accounting practices.  RBC Authorized Control Level is the capital level used by regulatory authorities to determine whether remedial action is required.”

In our proposed revised disclosure, the reference to RBC Company Action Level has been deleted, so no definition of this term has been included.  See Appendix B.

•
Although you disclose that each of your U.S. insurance subsidiaries currently exceeds the minimum required RBC levels, disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure;

In response to this comment, in the Company’s future annual financial statements, we will also provide the Company’s Total Adjusted Capital and the percentage of such Total Adjusted Capital relative to the RBC Authorized Control Level.  See the proposed text in Appendix B.

•
Disclose the amounts of restricted net assets for your subsidiaries as of December 31, 2012 or otherwise disclose how your current disclosure complies with the objective in Rule 4-08(e)(3)(ii) of Regulation S-X;

Most of the Company’s net assets are held by the Company’s insurance subsidiaries and, accordingly, any distributions from these subsidiaries are subject to the regulatory limitations on dividends that could be paid without prior approval.  As the Company discloses these limitations and the amount of dividends that are currently available to be paid to the Company in Note 18, Dividends from Subsidiaries and Statutory Financial Information, we do not propose to add any additional disclosure.  The Company does not have any other material restrictions on its net assets.

In addition, the Company discloses in Note 3, Investments in Fixed Maturity Securities that certain securities are on deposit as security with state insurance departments, Lloyd’s of London and various reinsurance clients.  In response to this comment, in the Company’s future annual financial statements, we will add the following cross-reference in Note 18:

Mr. Jim B. Rosenberg
Securities and Exchange Commission
October 8, 2013

“See Note 3, Investments in Fixed Maturity Securities, for a description of assets held on deposit as security.”

•
Disclose the amount of retained earnings or net income of W. R. Berkley Corporation that is restricted or free of restrictions for payment of dividends to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X; and

The amount of retained earnings or net income available for payment of dividends to the Company’s stockholders is restricted by regulatory limitations on dividends that could be made to the Company. As noted above, the Company discloses these limitations and the amount of dividends that are currently available to be paid to the Company in Note 18, Dividends from Subsidiaries and Statutory Financial Information, and Note 19, Common Stockholders Equity.  Accordingly, the Company does not propose to add any further disclosure.

•	Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.

In the Company’s future annual financial statements, we will add the following sentence:  “The effect of using this permitted practice was to increase BIC’s statutory capital and surplus by $224 million at December 31, 2012.”

Permitted practices are excluded from Total Adjusted Capital and, therefore, do not affect the determination of a regulatory event or the RBC calculations.

Should any member of the Staff have any questions, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:	Don Abbott (SEC)
Sasha Parikh (SEC)
William R. Berkley (Berkley)
Eugene G. Ballard (Berkley)
Ira S. Lederman (Berkley)

Appendix A

Management’s Discussion and Analysis of Financial Position and Results of Operations, page 55 (added text in italics)

The Company reinsures a portion of its insurance exposures in order to reduce its net liability on individual risks and catastrophe losses.  Reinsurance coverage and retentions vary depending on the line of business, location of the risk and nature of loss.  The Company’s reinsurance agreements are subject to certain limits, exclusions and reinstatement premiums.  The Company’s reinsurance purchases include the following:

Property reinsurance treaties - The Company purchases property reinsurance to reduce its exposure to large individual property losses and catastrophe events.  Following is a summary of significant property reinsurance treaties in effect as of January 1, 2013:  The Company’s property per risk reinsurance generally covers losses between $2 million and $40 million. The Company’s catastrophe excess of loss reinsurance program provides protection for net losses between $30 million and $155 million for the majority of primary business written by its U.S. companies. The Company has separate catastrophe excess of loss reinsurance for business written through Lloyd’s that provides protection for losses between $20 million and $90 million for events in North America.  The Company does not generally purchase significant catastrophe reinsurance for its assumed reinsurance business.

Casualty reinsurance treaties – The Company purchases casualty reinsurance to reduce its exposure to large individual casualty losses, workers’ compensation catastrophe losses and casualty losses involving multiple claimants or insureds.  A significant casualty treaty in effect as of January 1, 2013 provides protection for losses from single events with claims from two or more claimants or insureds.  This treaty provides protection for losses between $2 million and $35 million for casualty business, between $5 million and $125 million for primary workers’ compensation business and between $25 million and $195 million for excess workers’ compensation business.

Facultative reinsurance – The Company also purchases facultative reinsurance on certain individual policies or risks that are in excess of treaty reinsurance capacity.

The Company places most of its significant casualty treaties on a “risk attaching” basis.  Under risk attaching treaties, all claims from policies incepting during the period of the reinsurance contract are covered even if they occur after the expiration date of the reinsurance contract. If the Company is unable to renew or replace its existing reinsurance coverage, protection for unexpired policies would remain in place until their expiration. In such case, the Company could revise its underwriting strategy for new business to reflect the absence of reinsurance protection.  Property catastrophe and workers’ compensation catastrophe reinsurance is generally placed on a “losses occurring basis,” whereby only claims occurring during the period are covered.  If the Company is unable to renew or replace this reinsurance coverage, unexpired policies would not be protected.

Following is a summary of the Company’s reinsurance activity for each of the three years ended December 31, 2012:

(in thousands)	2012	2011	2010
Ceded to reinsurers:
Earned premiums	$821,347	$673,003	$561,053
Losses and loss expenses	528,018	458,249	379,153

Ceded earned premiums increased 22% in 2012 to $821 million.  The increase was higher than the increase in direct and assumed earned premiums of 14% due primarily to growth in assigned risk plan business, which is fully reinsured, and to an increase in ceded premiums for professional liability business.  Ceded losses and loss expenses increased 15% in 2012 to $528 million. The increase was higher than the increase in direct and assumed premiums of 12% and included $134 million of reinsurance loss recoveries related to Superstorm Sandy.

Appendix B

Notes to Consolidated Financial Statements, Note 18, Dividends from Subsidiaries and Statutory Financial Information (added text in italics, deletions in ~~strikethrough~~)

The Company’s insurance subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. The Company’s lead insurer, Berkley Insurance Company (BIC), directly or indirectly owns all of the Company’s other insurance companies.   During 2013, the maximum amount of dividends that can be paid by BIC without such approval is approximately $466 million.   BIC’s ~~Combined~~ net income and ~~policyholders’~~ statutory capital and surplus ~~of the Company’s consolidated insurance subsidiaries~~, as determined in accordance with statutory accounting practices (SAP), are as follows:

(In thousands)	2012	2011	2010
Net income	$490,119	$417,441	$574,181
Statutory capital and ~~Policyholders’~~ surplus	4,671,922	4,107,745	4,154,654

The significant variances between SAP and GAAP are that for statutory purposes bonds are carried at amortized cost, acquisition costs are charged to income as incurred, deferred Federal income taxes are subject to limitations, excess and assumed workers’ compensation reserves are discounted at different discount rates and certain assets designated as “non-admitted assets” are charged against surplus. The Commissioner of Insurance of the State of Delaware has allowed BIC to discount non-tabular workers' compensation loss reserves, which is a permitted practice that differs from SAP.  The effect of using this permitted practice was to increase BIC’s statutory capital and surplus by $224 million at December 31, 2012.

The National Association of Insurance Commissioners (“NAIC”) has risk-based capital (“RBC”) requirements that require insurance companies to calculate and report information under a risk-based formula which measures statutory capital and surplus needs based on a regulatory definition of risk in a company’s mix of products and its balance sheet.  This guidance is used to calculate two capital measurements: Total Adjusted Capital and RBC Authorized Control Level.  Total Adjusted Capital is equal to the Company’s statutory capital and surplus excluding capital and surplus derived from the use of permitted practices that differ from statutory accounting practices.  RBC Authorized Control Level is the capital level used by regulatory authorities to determine whether remedial action is required.  Generally, no remedial action is required if Total Adjusted Capital is 200% or more of the RBC Authorized Control Level.  At December 31, 2012, BIC’s Total Adjusted Capital of $4.4 billion was 459% of its RBC Authorized Control Level. ~~As of December 31, 2012, the RBC Total Adjusted Capital of the Company's U.S. insurance companies was 459% of the RBC Authorized Control Level and 230% of the RBC Company Action Level. The total adjusted capital of each of the Company’s U.S. insurance subsidiaries exceeded the minimum required RBC levels. The use of the permitted practice described above does not impact RBC calculations.~~

See Note 3, Investments in Fixed Maturity Securities, for a description of assets held on deposit as security.